SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

October 2, 2024

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Amendment No. 2 to Registration Statement on Form F-1 Filed on August 27, 2024 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.3 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

On September 17, 2024 we were advised that the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) had no further comments to the Registration Statement. Amendment No. 3, being filed herewith, is being filed to provide updated financial information and includes Unaudited Interim Condensed Consolidated Financial Information for the Six-Month Ended June 30, 2024.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC